Gotham Ballers, Inc.
f/k/a GOTHAM BALLERS, LLC
Financial Statements
November 30, 2016
(UNAUDITED)

GOTHAM BALLERS, INC.
f/k/a Gotham Ballers LLC
Index
November 30, 2016

Page(s)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the shareholders of
Gotham Ballers, Inc.

We have reviewed the accompanying balance sheet of Gotham Ballers, Inc., which comprise the balance sheet as of November 30, 2016 and the related statements of operations, changes in stockholders' equity, cash flows and related notes for the period from February 26, 2016 (date of inception) to November 30, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United states of America; this includes design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

//s// RBSM LLP RBSM LLP

New York, New York
December 20, 2016
12/20/2016

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

Balance Sheet
(UNAUDITED)
November 30, 2016

Assets

Current assets:

Due from affiliate	$	210
Prepaid license fee, net of accumulated amortization of $503,125		1,221,875
Total current assets		1,222,085
Total assets	$	1,222,085

Liabilities and Stockholders' Equity

Current liabilities:

Note payable, net of unamortized deferred finance costs of $2,084	$	47,916
Accounts payable and accrued expenses		41,800
Total current liabilities		89,716
Total liabilities		89,716

Stockholders' equity

Common stock, $.001 par value, 50,000,000 shares authorized	
9,000,000 shares issued and outstanding	9,000
Additional paid in capital	2,070,574
Accumulated deficit	(947,205)
Total Stockholders' equity	1,132,369
Total liabilities and stockholders' equity	$ 1,222,085

The accompanying notes are an integral part of these unaudited financial statements.

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

Statement of Operations
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

Operating expenses		
Consulting costs - vested stock options	$	351,074
Amortization of license fee - affiliate		503,125
Professional fees		85,000
Other		6,840
Total operating expenses		946,039
Loss from operations		(946,039)
Other expenses		
Interest expense		750
Finance cost		416
Total other expenses		1,166
Loss before income taxes		(947,205)
Provision for income taxes		-
Net loss	$	(947,205)

The accompanying notes are an integral part of these unaudited financial statements.

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

**Statement of Changes in Stockholders' Equity
(UNAUDITED)**
For the Period February 26, 2016 (date of inception) through November 30, 2016

	Number of Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, February 26, 2016	-	$ -	$ -	$ -	$ -
Shares issued in exchange for LLC interest	9,000,000	9,000	1,717,000		1,726,000
Vested stock options			351,074		351,074
Fair value of warrant			2,500		2,500
Net loss				(947,205)	(947,205)
Balance, November 30, 2016	9,000,000	$ 9,000	$2,070,574	$ (947,205)	$ 1,132,369

The accompanying notes are an integral part of these unaudited financial statements.

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

Statement of Changes in Cash Flows
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

Cash flows from operating activities	
Net loss	$(947,205)
Adjustments to reconcile net loss to net cash used in operating activities	
Amortization of license fee	503,125
Amortization of finacing fees	416
Consulting cost - vested stock options	351,074
Expenses paid by affiliate on behalf of Company	51,000
Decrease (increase) in operating assets	
Due from affiliate	(210)
Increase (decrease) in operating liabilities	
Due Limited Partner	
Accounts payable and accrued expenses	41,800
Net cash used in operating activities	-
Cash flows from investing activities:	
Net cash used in investing activities	-
Cash flows from financing activities:	
Net cash used in financing activities	-
Net increase in cash for the year	-
Cash at beginning of period	-
Cash at end of period	$ -

Supplemental Disclosure of Non-Cash Investment and Financing Activities	
Note rceivable for the subscription of common stock netoff with Licence fees	$ 500,000
Subscription money on shares sold directly paid to licensor by shareholder	$ 750,000
Fair value of warrant issued as financing cost	$ 2,500
Proceed from issuance of shares deposited in affiliate bank account	$ 476,000
Payment for license fees made through affiliate account	$ 475,000
Proceed from issuance of notes deposited in affiliate bank account	$ 50,000

The accompanying notes are an integral part of these unaudited financial statements.

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

Notes to Financial Statements
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

1.   Organization and Business

Gotham Ballers, LLC ("LLC") was organized as a limited liability company and was formed under the laws of the State of New York on February 26, 2016. GB Newco, Inc. was incorporated under the laws of the New York on September 16, 2016. On September 27, 2016, Gotham Ballers, LLC was merged into GB Newco, Inc. and the surviving company changed its name to Gotham Ballers, Inc. (the "Company").   Gotham Ballers, LLC was dissolved on that day. The Company will operate the New York team of Champions Basketball League ("CBL"), a to be formed basketball league.

The Company has not commenced operations.

2.   Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

These financial statements are prepared in conformity with accounting principles generally   accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue

Revenue from services will be recorded at the time there is persuasive evidence that the Company's services have been substantially completed, the fee is determinable and collection is reasonably assured. The Company has not commenced operations and accordingly has no revenue.

Cash

As of November 30, 2016, the Company has not opened any bank account.

Intangible assets

Intangible assets consist of license fees agreement and are stated at cost less accumulated amortization. Amortization is provided for on the straight-line basis over the estimated useful lives of the assets.

Income taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting.

Under this method, deferred tax liabilities and assets are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

Notes to Financial Statements
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

measured using enacted tax rates to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

At November 30, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods.

Stock option plan

Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Going concern

The accompanying unaudited financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has sustained a net loss for the period ended November 30, 2016, has generated no revenues and has accumulated deficit of $947,205 as of November 30, 2016 which raise substantial doubt about the Company's ability to continue as a going concern. In order for the Company to continue operations beyond the next twelve months and be able to discharge its liabilities and commitments in the normal course of business it must raise additional equity or debt capital and continue cost cutting measures. There can be no assurance that the Company will be able to achieve sustainable profitable operations or obtain additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to management.

The accompanying financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Fair value of financial instruments

The Company's financial instruments, including accounts payable and accrued expenses and Note payable are carried at historical cost. At November 30, 2016, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

Notes to Financial Statements
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

Recent accounting pronouncements

Management does not believe that any recently issued but not yet effective accounting pronouncements if currently adopted would have a material effect on the accompanying financial statements.

3. **Transactions with related parties**

   License fee

   Effective May 1, 2016, the Company has licensed (the "License"), from Champions Basketball League LLC ("CBLLC"), the right to operate a professional basketball team to play in the CBL. Pursuant to the license, the Company shall pay CBLLC an initial fee of $1,725,000 plus annual license fees, in the amount of $500,000, commencing May 1, 2018. The annual license fees will increase annually by the greater of 5% or the year over year increase in the Consumer Price Index. The license also requires annual payments of certain base player and coach costs and visiting team fees, currently $1,120,000 and payable by May 1, 2017. Pursuant to the License, the Company shall pay CBLLC annual license fees that will be expense pro ratably over the license period.

   CBLLC has waived the requirement for the Company to maintain a $500,000 letter of credit. CBLLC reserves the right to require a letter of credit as required by the License.

   One of the shareholders has deposited its subscription money of $475,000 in one of the Company affiliate bank account which was used for the payment of license fees to CBLLC. The Company has assigned the Note of $500,000 to CBLLC towards license fees, which was received from one of its shareholder towards its share subscription money. Two of the shareholders has directly paid their subscription money in total of $750,000 to CBLLC on behalf of the Company as Company obligation towards license fees.

   The Parent of CBLLC owns approximately 22% of the Company's shares.

   The terms of any of these arrangements with related parties may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Income Taxes**

   The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

   The Company has a deferred tax asset of approximately $276,000 as of November 30, 2016. The deferred tax asset balance is related to federal and state and local net operating loss (NOL) carryforwards accumulated during the period from September 27, 2016 through November 30, 2016 (the dates that the Company was a corporation).

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

Notes to Financial Statements
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

Management believes that the net deferred tax assets should be subject to a 100% valuation allowance as of November 30, 2016.

5.   **Stock Option Plan**

Consulting costs recognized pursuant to share-based awards is based on the grant date fair value of the award. The fair value (as measured on the grant date) of awards that vest from 0 to 3 years ("Service-based Awards") is amortized over the vesting periods or requisite service periods however, the vesting of some Service-based Awards will accelerate upon the occurrence of certain events. For the purposes of calculating diluted net income per share attributable to the Company's common shareholders, vested Service-based Awards are included in the diluted weighted average Shares outstanding. Expense relating to stock options is charged to Consulting costs within the Statement of Operations.

During the period February 26, 2016 through November 30, 2016, pursuant to the 2016 Plan, the Company granted consultants, players and officers 2,565,000 stock options that are Service-based Awards. Service-based Awards granted on June 1, 2016 had grant date fair values of $0.25 per share. During the period February 26, 2016 through November 30, 2016 1,404,286 options were vested. Fair value of the vested options was $351,074 for the period February 26, 2016 through November 30, 2016.

The following table summarizes activity related to options during the period February 26, 2016 through November 30, 2016:

	Options Outstanding		
Exercise Price	Number of Options	Weighted Average Remaining life in Years	Exercisable Number of Options
$ 1.00	2,565,000	4.5	1,115,000

	Service Based Awards	
	Number of Shares	Weighted Average Price Per Share
Outstanding at February 26, 2016		
Granted	2,565,000	$ 1.00
Exercised	-	-
Expired	-	-
Outstanding at November 30, 2016	2,565,000	$ 1.00

During period ended November 30, 2016, the Company granted an aggregate of 2,565,000 stock options to consultant, player and employee. Consultant options will be vested immediately while

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

Notes to Financial Statements
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

other options will vest over two to three years. The options have an exercise price of $1.00 per share and a term of five years. These options have a grant date fair value of $.25 per option, determined using the Black Scholes method based on the following assumptions: (1) risk free interest rate of 2%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 300%; and (4) an expected life of the options of 5 years. We have recorded an expense for the options of $351,074 for the period ended February 26, 2016 (inception) through November 30, 2016.

6. **Note Payable**

The Company has issued a note payable in the amount of $50,000 that provides for interest at a rate of 10% per annum paid at April 30, 2017 (date of maturity). Additionally, the Company will issue, at maturity, a warrant to the noteholder to buy 10,000 shares exercisable at $1.00 per share. The warrant had a fair market value of $.25 at issuance and is being amortized over the term of the note. For the period ended February 26, 2016 (inception) through November 30, 2016 $416 has been amortized.

7. **Commitments**

The Company is committed to make annual payments under the License as follows:

Annual license fee (increase annually by the greater of 5% or the year over year increase in the Consumer Price Index).	$ 500,000
Base player costs	880,000
Coach costs	200,000
Visiting team fees	40,000

8. **Stockholders' Equity**

The Company has authority to issue up to 50,000,000 shares of common stock, par value $0.001 per share.

During the period ended February 26, 2016 (inception) through November 30, 2016, the Company issued 2,000,000 shares of common stock of $1,000 to the founder member.

During the period ended February 26, 2016 (inception) through November 30, 2016, the Company issued 2,000,000 shares of common stock for cash of $475,000 deposited in one of the Company affiliate bank account.

During the period ended February 26, 2016 (inception) through November 30, 2016, the Company issued 3,000,000 shares of common stock for cash of $750,000 directly paid to the CBLLC towards the license fees.

During the period ended February 26, 2016 (inception) through November 30, 2016, the Company issued 2,000,000 shares of common stock for Note of $500,000 which was further assigned to CBLLC towards the license fees.

Gotham Ballers, Inc.
f/k/a Gotham Ballers, LLC

Notes to Financial Statements
(UNAUDITED)
For the Period February 26, 2016 (date of inception) through November 30, 2016

Effective December 20, 2016, the Company effected a 1 for 100,000 forward stock split of its issued and outstanding common stock (the "Forward Stock Split"). All references to shares of the Company's common stock in this financial statement refers to the number of shares of common stock after giving effect to the Forward Stock Split (unless otherwise indicated).

9.   **Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through December 20, 2016, the date these financial statements were issued. Based on this evaluation, no material events were identified that required adjustment or disclosure in these financial statements.